UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Cazoo Provides Year-to-Date Business Performance Update

●	January & February retail GPU tracking at ~£900, up from ~£600 during Q4 2022
●	Cash reserves remain strong with £225m+ cash/cash equivalents at end February
●	Rightsizing of headcount and operations on target to complete before end of March
●	Appointment of Jonathan Dunkley as Chief Operating Officer from end of March

On March 7, 2023 Cazoo Group Ltd (“Cazoo” or the “Company”) provided an update on its business performance since the start of the year and its progress with the business restructuring announced in January.

The Company is executing at pace on its revised plan to rapidly improve its unit economics, reduce its fixed cost base and maximize its cash runway. The rightsizing of the Company’s headcount and operational footprint is well progressed and the Company expects to complete the restructuring before the end of Q1 2023. At the same time, the Company has seen significant improvement in its GPU, given the renewed focus on unit economics.

The Company’s January and February retail sales volumes and revenues were in line with expectations and, as the Company focused on unit economics, the Company continued to notably improve its retail GPU which is tracking at ~£900 so far this year, up from ~£600 in Q4 2022. The Company’s cash reserves remain strong with over £225m of cash and cash equivalents as at the end of February.

The Company announced that Jonathan Dunkley, who has been working as a strategic advisor to Cazoo over the past 18 months, will be appointed as Chief Operating Officer with effect from the end of March. Jonathan brings over 20 years of automotive experience and leadership in the used car industry to the Cazoo team having formerly been CEO of CarShop and an Executive Board member of Sytner Group.

Cautionary Statement

The financial results as of and for the three months ended December 31, 2022, presented in this report are preliminary and unaudited. The Company’s actual results may differ from these preliminary and unaudited results due to the completion of its financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this report and the time that financial results for the three months and full year ended December 31, 2022, are finalized. The Company’s actual results for the three months ended December 31, 2022, may differ materially from the preliminary and unaudited results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. In addition, the financial results as of and for the two months ended February 28, 2023 presented in this announcement are preliminary and unaudited. The Company’s actual results may differ materially from these preliminary and unaudited results and are not necessarily indicative of the results to be expected for the three months ended March 31, 2023, or for any future period. Accordingly, you should not place undue reliance upon this information. Preliminary financial results are subject to risks and uncertainties, many of which are not within the Company’s control. The preliminary and unaudited results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this information. Accordingly, the Company’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: March 7, 2023	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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